UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2020

On March 26, 2021, KB Financial Group Inc. held its annual general meeting of shareholders for fiscal year 2020, and all agenda items were approved and ratified as set forth below.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2020:

Approved as originally proposed.

2)	Appointment of directors (four non-executive directors)

2-1)	Mr. Stuart B. Solomon, non-executive director candidate:

Approved as originally proposed.

2-2)	Mr. Suk Ho Sonu, non-executive director candidate:

Approved as originally proposed.

2-3)	Ms. Myung Hee Choi, non-executive director candidate:

Approved as originally proposed.

2-4)	Mr. Kouwhan Jeong, non-executive director candidate:

Approved as originally proposed.

3)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Mr. Kyung Ho Kim, non-executive director candidate: Approved as originally proposed.

4)	Appointment of members of the Audit Committee, who are non-executive directors

4-1)	Mr. Suk Ho Sonu, Audit Committee member candidate:

Approved as originally proposed.

4-2)	Ms. Myung Hee Choi, Audit Committee member candidate:

Approved as originally proposed.

4-3)	Mr. Gyutaeg Oh, Audit Committee member candidate:

Approved as originally proposed.

5)	Approval of the aggregate remuneration limit for directors:

Approved as originally proposed.

Details of Approved Agenda Items

•	Key items of the approved financial statements for fiscal year 2020

•	Consolidated financial statements for fiscal year 2020(1)

(In millions of Won, except per share amount)
Total assets	610,672,192
Total liabilities	567,310,733
Share capital	2,090,558
Total shareholders’ equity(2)	43,361,459
Total operating revenue(3)	55,680,183
Net operating income	4,615,992
Profit for the period(4)	3,502,281
Basic earnings per share (Won)	8,809

Note: (1)       Based on the International Financial Reporting Standards as adopted by the Republic of Korea.

(2)	Represents total shareholder’s equity, including equity attributable to non-controlling interests.
(3)	Represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.
(4)	Represents total profit for the period, including profit attributable to non-controlling interests.

•	Separate financial statements for fiscal year 2020(1)

(In millions of Won, except per share amount)
Total assets	28,108,491
Total liabilities	7,122,871
Share capital	2,090,558
Total shareholders’ equity	20,985,620
Total operating revenue(2)	1,597,934
Net operating income	1,378,852
Profit for the period	1,379,415
Basic earnings per share (Won)	3,482

Note: (1)        Based on the International Financial Reporting Standards as adopted by the Republic of Korea.

(2)	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.

•	Dividend payment for fiscal year 2020

A cash dividend of KRW 1,770 per common share was approved:

1)	Total dividend amount: KRW 689,652,772,950

2)	Dividend yield: 3.9%

•	Appointed Non-Executive Directors and Audit Committee Members

•	Number of re-appointed non-executive directors: 5

•	Number of re-appointed members of the Audit Committee: 4

•	Total Number of Directors and Audit Committee Members Following Appointment

•	Directors: 9 (including 7 non-executive directors)

•	Members of the Audit Committee, who are non-executive directors: 4

Details regarding re-appointed non-executive directors

Name	Date of Birth	Term Of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Stuart B. Solomon	July 1949	1 year	No	• Chairman, Metlife Insurance Co. of Korea, Ltd.	—

Suk Ho Sonu	September 1951	1 year	No

•  Visiting Professor, School of Business Administration, Hongik University (Current)

•  Advisory Committee Member, Korea Institute of Finance

•  President’s Advisory Committee Member, Korea Asset Management Corporation

•  Visiting Professor, Business School, Seoul National University

•  Visiting Scholar, Korea Institute of Finance

•  Assistant Professor/Associate Professor/Professor, School of Business Administration, Hongik University; and Dean, Graduate School of Business Administration, Hongik University

•  Investment Management Committee Member, Korea Credit Guarantee Fund

•  Civil Advisory Committee Member (Financial Services), Ministry of Foreign Affairs

•  Research Scholar and Head of Research, Korea Corporate Governance Service

•  Non-Executive Director, LG Fashion Corp.

•  Financial Supervision Innovation Initiatives Task Force Member, Office for Government Policy Coordination, Prime Minister’s Secretariat

—

Name	Date of Birth	Term Of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Myung Hee Choi	February 1952	1 year	No	• Vice President, Korea Internal Control Assessment Institute (Current) • Auditor, Gigalane Corporation • Self-Evaluation Committee Member, Financial Services Commission • Vice President, Korea Exchange Bank (Ombudsman)	—

Kouwhan Jeong	September 1953	1 year	No

•  Co-president Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•  President Attorney at Law, Nambujeil Law and Notary Office Inc.

•  Attorney at Law, Nambujeil Law and Notary Office Inc.

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency

• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc.

Kyung Ho Kim	December 1954	1 year	No

•  Professor, School of Business Administration, Hongik University

•  Non-Executive Director, Citibank Korea Inc.

•  Vice President, Hongik University

•  Local Government Accounting Standards Committee Member, Ministry of the Interior and Safety

•  Advisory Board Member, The Korea Development Bank

•  Policy Advisory Member, The Board of Audit and Inspection of Korea

•  Public Sector Policy Committee Member, Ministry of the Interior and Safety

•  Dean, Graduate School, Hongik University

•  National Accounting System Review Member, Ministry of Economy and Finance

•  Policy Advisory Member, Ministry of the Interior and Safety

•  President, Korea Local Tax Association Co., Ltd.

—

Details regarding re-appointed members of the Audit Committee, who are non-executive directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Suk Ho Sonu	September 1951	1 year	No

•  Visiting Professor, School of Business Administration, Hongik University (Current)

•  Advisory Committee Member, Korea Institute of Finance

•  President’s Advisory Committee Member, Korea Asset Management Corporation

•  Visiting Professor, Business School, Seoul National University

•  Visiting Scholar, Korea Institute of Finance

•  Assistant Professor/Associate Professor/Professor, School of Business Administration, Hongik University; and Dean, Graduate School of Business Administration, Hongik University

•  Investment Management Committee Member, Korea Credit Guarantee Fund

•  Civil Advisory Committee Member (Financial Services), Ministry of Foreign Affairs

•  Research Scholar and Head of Research, Korea Corporate Governance Service

•  Non-Executive Director, LG Fashion Corp.

•  Financial Supervision Innovation Initiatives Task Force Member, Office for Government Policy Coordination, Prime Minister’s Secretariat

Myung Hee Choi	February 1952	1 year	No

•  Vice President, Korea Internal Control Assessment Institute (Current)

•  Auditor, Gigalane Corporation

•  Self-Evaluation Committee Member, Financial Services Commission

•  Vice President, Korea Exchange Bank (Ombudsman)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Kyung Ho Kim	December 1954	1 year	No

•  Professor, School of Business Administration, Hongik University

•  Non-Executive Director, Citibank Korea Inc.

•  Vice President, Hongik University

•  Local Government Accounting Standards Committee Member, Ministry of the Interior and Safety

•  Advisory Board Member, The Korea Development Bank

•  Policy Advisory Member, The Board of Audit and Inspection of Korea

•  Public Sector Policy Committee Member, Ministry of the Interior and Safety

•  Dean, Graduate School, Hongik University

•  National Accounting System Review Member, Ministry of Economy and Finance

•  Policy Advisory Member, Ministry of the Interior and Safety

•  President, Korea Local Tax Association Co., Ltd.

Gyutaeg Oh	February 1959	1 year	No

•  Professor, School of Business and Economics, Chung-Ang University (Current)

•  Director, Emerging Infrastructure Fund

•  Non-Executive Director, Moa Savings Bank Co., Ltd.

•  Non-Executive Director, Volkswagen Financial Service Korea

•  Risk Management Committee Member, Korea Technology Finance Corporation

•  Evaluation and Compensation Committee Chair, Risk Management Committee Member, Fund Management Evaluation Committee Member, National Pension Service

•  Dean, College of Business and Economics, Chung-Ang University

•  Dean, Graduate School of Business, Chung-Ang University

•  Public Funds Oversight Committee Member, Sub-Committee Chair, Financial Services Commission

•  Non-Executive Director, Kiwoom Securities Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 26, 2021	By: /s/ Hwan-Ju Lee
(Signature)

Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer